Suite 3120 - 666 Burrard Street,
Vancouver, British Columbia
Canada  V6C 2X8
Tel:  (604) 687-6600
Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932
Email:  info@aurizon.com
Web Site:  www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  3 - 2010

FEBRUARY 10, 2010
FOR IMMEDIATE RELEASE

NEW RESULTS FROM INFILL DRILLING AT THE HOSCO ZONE OF THE JOANNA PROJECT

Aurizon Mines Ltd. (TSX: ARZ; NYSE Amex: AZK) is pleased to announce results from its infill drilling program in the area of the Hosco zone at its Joanna project, located 20 kilometres from Rouyn-Noranda, in north-western, Quebec.

The objective of the infill drill program is to increase the in-pit mineral reserves defined in the Pre-Feasibility Study for the Hosco Deposit - Joanna Gold Project, dated December 22, 2009 the “Hosco Pre-Feasibility Study” (available under the Company’s profile at www.sedar.com.) (see Aurizon news release dated November 11, 2009).

Twenty-seven (27) holes of the current drill program are included in this release.  Four (4) new holes totalling 1,498 metres, and the deepening of twenty-three (23) previous holes, totalling 2,643 metres, have been completed with an objective to increase the level of confidence of mineral resources to the indicated category using a drill spacing of 25 meters.  The area tested covers 400 metres along strike, 150 to 300 metres below surface, at the western edge of the deposit where the stacking of different mineralized lenses reaches a combined thickness of over 100 metres.

Of the twenty-seven(27) holes, fifteen (15) holes returned at least one interval above 1.0 grams of gold per tonne over 20 metres (true thickness).  Best results have been encountered in hole JA-09-382P with 1.8 grams of gold per tonne over 25.8 metres (true width) in the North Zone and in hole JA-09-439 with 2.2 grams of gold per tonne over 15.8 metres (true width) in the South Zone.  These two results are located within 40 meters of the planned pit bottom.

In addition, an exceptionally high grade result of 100.9 grams of gold per tonne over 1 metre (true thickness) was obtained in hole JA-09-443P, 275 metres below the surface.  Mineralization corresponds to finely disseminated visible gold spread along the drilled interval.  To avoid any bias, this intersection has not been included within the larger reported interval.

“These encouraging drill results from the Hosco zone will be incorporated into the final feasibility study which is currently in progress and forms part of our strategy to improve the project economics and optimize the potential of the entire Joanna project”, said David Hall, President and Chief Executive Officer.

The attached sketch shows the location of the holes which returned the best results, being those with a metal factor of 30 or greater (calculated as the true width in metres x the gold grade in grams per tonne).

Aurizon Mines Ltd.

News Release – February 10, 2010
New Results from Infill drilling at the Hosco Zone of the Joanna Project

The results of twenty five (25) holes representing one or more individual mineralized intersections with grades over 1.0 grams of gold per tonne, a metal factor (grade x width) of 10 or greater and a minimum width of 5 metres are indicated in detailed tables attached to this new release.  An additional table indicates distinct intersections of more than 10 grams of gold per tonne with a metal factor of 20 or greater.  The details of two (2) holes returning mineralized intersections below these limits are not included in the table.

Results are currently pending for twenty (20) holes drilled in the western and eastern extensions of the Hosco deposit.

Hosco Zone

In the Hosco zone area, gold mineralization is located within two lenses located on both sides of the Cadillac break both dipping 55 degrees to the North.  The South zone extends for more than 1,100 metres along the entire length of the deposit.  The North zone is restricted to an extension of 500 metres.  All of the infill drilling was successful in intersecting mineralization above the cut-off grade of 0.5 grams of gold per tonne as defined in the Hosco Pre-Feasibility Study.

The Hosco Pre-Feasibility Study was prepared by BBA Inc., Montreal, Quebec with contributions from other leading engineering firms and consultants, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects.  The Hosco Pre-Feasibility Study established diluted mineral reserves of 23.6 million tonnes at 1.3 grams of gold per tonne for 995,600 ounces.

In addition, the Joanna Project hosts indicated mineral resources of 4.4 million tonnes at 1.9 grams of gold per tonne for 270,000 ounces and inferred mineral resources of 30.9 million tonnes at 1.4 grams of gold per tonne for 1,350,000 ounces.

Based on the assumptions and parameters and subject to the qualifications described in the Hosco Pre-Feasibility study, an initial open pit mining operation is expected to produce approximately 100,000 ounces of gold annually.

Outlook

Results of the infill drilling program will be integrated into a new resource estimate prepared by SGS Geostat Ltd.  Three rigs are currently active on the property to test (on 50 metres spacing) the western and eastern extensions of the Hosco zones.  Additional follow up drilling on a 25 metre spacing may be conducted depending on results.

Concurrently, several shallow exploration holes will test targets indicated by grab samples and/or soil geochemistry anomalies in other areas of the property.

Quality Control

Core assays are performed on core sawed in half, with standard fire assay procedures and atomic absorption finition.  Certified reference material, duplicate and blanks are inserted in the sample sequence for quality control.  Assay checking on pulp and coarse rejects are carried out on approximately 10% of samples.  For additional information on Quality Assurance and Quality control, refer to the previously mentioned pre-feasibility study.  Primary assaying is performed by ALS Chemex and check assays were carried out by Laboratoire d’Analyse Bourlamaque of Val d’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration manager, a qualified person as defined by National Instrument 43-101.  Mr. Demers is also responsible for the scientific and technical information in this news release.

Aurizon Mines Ltd.

News Release – February 10, 2010
New Results from Infill drilling at the Hosco Zone of the Joanna Project

Additional Information

One sketch is attached showing the Hosco area of the Joanna property.  Detailed results from the additional holes are reported in the tables attached.  All other information previously released on the Joanna Project is also available on the Aurizon website.

Forward Looking Information

This news release contains forward looking statements and information.  Readers are referred to the section titled “Forward Looking Statements and Information” at the end of this news release for additional information on the nature of such information and associated assumptions and risks.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Martin Bergeron, Vice President, Operations Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com

Media: Valerie Lacasse: vlacasse@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

Aurizon Mines Ltd.

News Release – February 10, 2010
New Results from Infill drilling at the Hosco Zone of the Joanna Project

Forward Looking Statements and Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this news release is made as of the date of this news release.

Specifically, this news release contains forward-looking information regarding the results and projections contained in the prefeasibility study, including estimated mineral resources and reserves, the expected mine life, recovery, capital costs, cash operating costs and other costs and anticipated production of the described open pit mine, the achievement of synergies with Aurizon’s Casa Berardi operation and associated reductions in costs and optimization of management, the proposed inclusion, incorporation or integration of the results of certain studies and exploration activities in a feasibility study, the purchase of used major equipment, the projected internal rate of return, commercial production of the property, pit design, pit operation design and production, the projected payback period, the availability and source of capital for development of the project, sensitivity to metal prices, ore grade, the resource estimates on the project, the financial analysis, anticipated completion of a feasibility study on the Joanna gold project, and the timing of commencement and completion of such a study, timing of discussions with stakeholders and expected drilling activities, and the business and operations of Aurizon generally, including the success of Aurizon’s planned growth strategy and increased annual gold production profile, Aurizon’s future cash flow and timing and expectations of future work programs.  The forward-looking information contained in this news release is made as of the date of this news release and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.

Such forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral reserves and mineral resource estimates and the projections included in the Hosco Pre Feasibility Study, the key assumptions and parameters on which such estimates and projections are based, as set out in the Hosco Pre Feasibility Study, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable,  that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that actual mineral resources and mineral reserves are not as estimated, that actual costs or actual results of exploration, construction and operation are materially different than expected; that changes in project parameters as plans continue to be refined results in increased costs, of unexpected variations in mineral resources, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “measured”; “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred mineral resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release y uses the term” measured” and “indicated” mineral resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

Aurizon Mines Ltd.

News Release – February 10, 2010
New Results from Infill drilling at the Hosco Zone of the Joanna Project

High Grade
Hole	E	From	To	Length along the hole	True width	Gold grade
	(m)	(m)	(m)	(m)	(m)	(g/t)
JA-09-399P	8623	333.0	334.5	1.5	1.5	13.0
JA-09-443P	8394	297.8	299.0	1.2	1.0	100.9
JA-09-445P	8399	371.3	373.5	2.2	2.1	18.4
JA-09-494	8350	258.9	260.1	1.2	1.0	13.5

Infill South Zone
Hole	E	From	To	Length along the hole	True width	Gold grade
	(m)	(m)	(m)	(m)	(m)	(g/t)
JA-09-382P	8699	259.5	267.0	7.5	7.1	4.9
			inc.	3.0	2.9	9.7
		297.0	324.0	27.0	25.8	1.8
JA-09-383P	8688	266.9	276.3	9.4	8.7	2.6
		332.3	342.2	9.9	9.3	1.5
JA-09-399P	8623	287.4	294.0	6.6	6.4	2.5
JA-09-412P	8434	259.0	266.0	7.0	6.6	1.5
		271.7	286.2	14.5	13.7	1.8
		313.0	327.3	14.3	13.5	2.8
JA-09-413P	8424	274.5	305.0	30.5	27.5	1.2
		345.9	354.0	8.1	7.4	1.3
JA-09-419P	8561	327.0	341.5	14.5	14.2	1.0
JA-09-425P	8560	301.8	332.5	30.7	29.0	1.2
		346.5	372.0	25.5	24.1	1.3
JA-09-428P	8320	277.5	301.0	23.5	22.9	2.0
			inc.	1.4	1.3	18.2
JA-09-430P	8379	243.0	272.0	29.0	25.2	1.2
JA-09-431P	8375	225.5	245.1	19.6	18.3	1.2
		252.9	265.5	12.6	12.0	1.2
JA-09-432P	8374	242.0	264.6	22.6	20.5	1.8
JA-09-436P	8515	349.0	364.4	15.4	14.4	1.4
JA-09-438P	8480	243.0	261.0	18.0	17.3	1.3
JA-09-439P	8472	259.5	276.5	17.0	15.8	2.2
		290.1	312.0	21.9	20.5	1.4
JA-09-442P	8402	229.3	253.5	24.2	21.1	1.0
JA-09-443P	8394	238	268.4	30.4	24.8	1.4
		274.5	297.8	23.3	19.5	1.1
JA-09-445P	8399	326.5	349.5	23.0	22.0	1.0
JA-09-447P	8498	294.0	315.0	21.0	20.1	1.4
JA-09-448P	8503	307.5	327.0	19.5	18.0	1.0
		345.0	363.0	18.0	16.7	1.8

Aurizon Mines Ltd.

News Release – February 10, 2010
New Results from Infill drilling at the Hosco Zone of the Joanna Project

Hole	E	From	To	Length along the hole	True width	Gold grade
	(m)	(m)	(m)	(m)	(m)	(g/t)
JA-09-454P	8444	319.9	359.5	39.6	38.8	1.1
		365.7	380.0	14.3	14.1	1.7
JA-09-455P	8440	329.5	351.0	21.5	20.6	1.4
		375.0	399.4	24.4	23.4	1.1
JA-09-497	8475	360.2	390.0	29.8	29.0	1.4

Infill North Zone
Hole	E	From	To	Length along the hole	True width	Gold grade
	(m)	(m)	(m)	(m)	(m)	(g/t)
JA-09-494	8350	102.0	112.5	10.5	8.9	2.3
JA-09-495	8325	154.5	172.5	18.0	16.8	2.8
		187.5	205.5	18.0	16.8	1.0
JA-09-496	8350	182.5	199.5	17.0	16.1	2.4
		208.5	229.5	21.0	20.0	1.7
JA-09-497	8475	282.0	327.0	45.0	43.8	1.8
			inc.	1.5	1.5	13.1
Holes with a metal factor (grade x width) lower than 10 are: JA-09 423P and JA-09-457P